August 4, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Eddie Kim/ Mr. Dietrich King

Re:	Kaival Brands Innovations Group, Inc.
Amendment No. 1 to Registration Statement on Form S-3 Filed July 11, 2025
File No. 333-288091

Dear Mr. Kim and Mr. King:

On behalf of Kaival Brands Innovations Group, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 28, 2025, with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 2 to the Form S-3 (the “S-3”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-3 filed July 11, 2025

General

4.

We note your response to prior comment 1 and reissue. As previously requested, please update the prospectus to reflect the current status of your pending merger with Delta. In this regard, we note the following:

● In the prospectus filed with this registration statement on June 16, 2025, you disclose that the outside date to close the merger was February 15, 2025;

● In your quarterly report on Form 10-Q filed on June 10, 2025, which is incorporated by reference into the aforementioned registration statement, you disclose that you expect the merger to close in June 2025;

● It does not appear that you have issued any other public statements about the status of the merger since June 16, 2025.

Taken together in the context of your filing of a Securities Act registration statement that the staff will need to take effective, these factors suggest to us that you should provide updated disclosure about the status of the merger. Please refer to Item 11(a) of Form S-3. Regarding your request to dispense with providing updated disclosure in the prospectus due to your desire to avoid having to make further amendments to the base prospectus, we note the incorporation by reference provisions of Form S-3 provide a mechanism to update the prospectus without the necessity of filing an amendment to the registration statement. Please refer to Item 12(d) of Form S-3. We also note the potential availability of prospectus supplements filed pursuant to Rule 424.

Response: The Company has included the updated disclosure on page [*] of the S-3 as requested by the Staff.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our counsel, Jeffrey Wofford of Sichenzia Ross Ference Carmel LLP at 646 876 0618.

Sincerely,

/s/ Mark Thoenes
Mark Thoenes
Interim Chief Executive Officer